                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

                              (AMENDMENT NO. 7)/1/

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Nord Resources Corporation
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   655555100
                        ------------------------------
                                 (CUSIP Number)

                             William A. McCormack
                             Hughes & Luce, L.L.P.
                         1717 Main Street, Suite 2800
                              Dallas, Texas 75201
                                (214) 939-5500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 2, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO. 655555100                   13D                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jean-Raymond Boulle (foreign person -
         no IRS identification number issued)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

          British
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,862,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          6,862,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,862,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

           IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 655555100                   13D                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MIL (Investments) S.A. (foreign person - no IRS identification number issued)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

          Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,862,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          6,862,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,862,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

           CO
------------------------------------------------------------------------------

     This Amendment No. 6 (this "Amendment") to the Schedule 13D filed on April 25, 1996, as amended by Amendment No. 1 thereto filed on July 11, 1996, as further amended by Amendment No. 2 thereto filed on October 25, 1996, Amendment No. 3 thereto filed on December 4, 1996, Amendment No. 4 thereto filed on June 10, 1998, Amendment No. 5 thereto filed on July 9, 1998, and Amendment 6 thereto filed on December 1, 1998 (as amended, the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco, relates to the common stock, par value $.01 per share, of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

MIL recently filed a derivative action on behalf of Nord against Nord Pacific Limited, W. Pierce Carson, Edgar F. Cruft, Terence H. Lang and Hicor Corporation. See Exhibit A.


                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 10, 1998        MIL (INVESTMENTS) S.A.


                                  By:  /s/ Ekkehart Kessel
                                     ----------------------------
                                     Name: Ekkehart Kessel
                                     Title: Administrateur


                                  By:  /s/ Edmond Van de Kelft
                                     ----------------------------
                                     Name: Edmond Van de Kelft
                                     Title: Administrateur


                                     /s/ Jean-Raymond Boulle
                                     ----------------------------
                                     JEAN-RAYMOND BOULLE

                                                                       EXHIBIT A

                                 Press Release


                             MIL INVESTMENTS, S.A.
                              Boulevard Royal 25B
                               L2449 Luxembourg


December 3, 1998

LEGAL ACTION COMMENCED AGAINST DIRECTORS AND OFFICERS OF NORD RESOURCES CORPORATION

MIL Investments, S.A. ("MIL"), a significant shareholder of Nord Resources Corporation (NYSE:NORD), yesterday commenced action in Dallas, Texas, on behalf of Nord, against Nord Pacific Limited, W. Pierce Carson, Edgar F. Cruft, Terrence H. Lang and Hicor Corporation (the "Defendants"). Nord is the controlling shareholder of Nord Pacific Limited ("Nord Pacific"), a publicly traded company listed on The Toronto Stock Exchange (TSE:NPF). Messrs. Carson, Cruft and Lang are each directors and officers of both Nord and Nord Pacific.

The lawsuit is a derivative action, brought on behalf of Nord against its directors and officers, and alleges that the defendants unlawfully directed money from Nord to fund Nord Pacific at a time when those funds were desperately needed by Nord. These activities are alleged to constitute conspiracy, negligence and a breach of the fiduciary duty of the named Nord directors and officers.

The action claims ordinary and punitive damages against the Defendants totaling more than US$50 million. A jury trial has been requested.

Separately, in filings made with the U.S. Securities and Exchange Commission this week, MIL has disclosed that it has made recent market purchases of Nord shares. These purchases were made for investment purposes and reflect MIL's belief in the underlying value of Nord's 50% interest in the Sierra Rutile Limited joint venture. These purchases and the derivative action underscore MIL's determination to protect both its investment and the investments of the other Nord shareholders in the face of the actions taken by Nord's present management.